Filed Pursuant to Rule 424(b)(2)

Registration Nos. 333-132370 and 333-132370-01

The information in this pricing supplement is not complete and may be changed. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. This pricing supplement and the accompanying prospectus supplement and prospectus are not an offer to sell these securities and are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED APRIL 4, 2008

Pricing Supplement No. 2008—MTNDD249, Dated                     , 2008

(To Prospectus Supplement Dated April 13, 2006 and Prospectus Dated March 10, 2006)

US$            principal amount

Citigroup Funding Inc.

Medium-Term Notes, Series D

Any Payments Due from Citigroup Funding Inc.

Fully and Unconditionally Guaranteed by Citigroup Inc.

Notes Based Upon Two Baskets of Currencies Due , 2009

•	We will not make any payments on the notes prior to maturity.

•	The notes will mature on , 2009. You will receive at maturity, for each US$1,000 principal amount of notes you hold, an amount in cash equal to US$950 plus a supplemental return amount, which may be positive or zero. The amount you receive at maturity could be less than US$1,000 per note but will be at least US$950 per note.

•	The supplemental return amount will be based on the difference between the currency basket A return and the currency basket B return. The currency basket A return will equal the average percentage change in the value of the Canadian dollar, Australian dollar, Brazilian real, Swiss franc and Japanese yen relative to the U.S. dollar from the date on which the notes are priced for initial sale to the public, which we refer to as the pricing date, to the fifth business day before maturity. The currency basket B return will equal the average percentage change in the value of the European Union euro and the British pound relative to the U.S. dollar during the same period.

•	If the currency basket A return minus the currency basket B return (expressed as a percentage) is greater than zero, the supplemental return amount per note will equal the product of (i) US$1,000, (ii) the currency basket A return minus the currency basket B return (expressed as a percentage) and (iii) a participation rate of approximately 250% to 270% (to be determined on the pricing date).

•	If the currency basket A return minus the currency basket B return (expressed as a percentage) is less than or equal to zero, the supplemental return amount per note will equal zero.

•	The notes will be issued in minimum denominations and integral multiples of US$1,000.

•	We will not apply to list the notes on any exchange.

Investing in the notes involves a number of risks. See “ Risk Factors Relating to the Notes” beginning on page PS-7.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or determined that this prospectus, prospectus supplement and pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The notes are not deposits or savings accounts but are unsecured debt obligations of Citigroup Funding Inc. The notes are not insured by the Federal Deposit Insurance Corporation or any other governmental agency or instrumentality.

Citigroup Global Markets Inc. will purchase the notes from Citigroup Funding at a price of US$1,000 per note and expects to sell the notes to the public, directly or through certain affiliated dealers, in one or more transactions at market prices prevailing at the time of sale or at prices otherwise negotiated. Notes to certain dealers, including Citicorp Financial Services Corp., Citigroup Global Markets Singapore Pte. Ltd. and Citigroup Global Markets Asia Limited, broker-dealers affiliated with Citigroup Global Markets, will be sold at the public offering price less a concession not to exceed $7.50 per note. Citigroup Global Markets may allow, and these dealers may reallow, a concession not to exceed $7.50 per note on sales to certain other dealers. Financial Advisors employed by Smith Barney, a division of Citigroup Global Markets, will receive a fixed sales commission not to exceed $7.50 per note for each note they sell.

We expect that delivery of the notes will be made against payment therefor on or about                     , 2008 (to be determined on the pricing date). If the notes will not settle in T+3, purchasers who wish to trade the notes on the pricing date or the next business day(s) will be required to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own investment advisor.

Investment Products	Not FDIC Insured	May Lose Value	No Bank Guarantee

SUMMARY INFORMATION — Q&A

This summary includes questions and answers that highlight selected information from the accompanying prospectus and prospectus supplement and this pricing supplement to help you understand the Notes Based Upon Two Baskets of Currencies Due 2009. You should carefully read the entire prospectus, prospectus supplement and pricing supplement to understand fully the terms of the notes, as well as the principal tax and other considerations that are important to you in making a decision about whether to invest in the notes. You should, in particular, carefully review the section entitled “Risk Factors Relating to the Notes,” which highlights a number of risks, to determine whether an investment in the notes is appropriate for you. All of the information set forth below is qualified in its entirety by the more detailed explanation set forth elsewhere in this pricing supplement and the accompanying prospectus supplement and prospectus.

What Are the Notes?

The notes are currency-linked securities issued by Citigroup Funding Inc. that have a maturity of approximately one and a half years. The notes pay an amount at maturity that will depend on the difference between (i) the currency basket A return, which is the average percentage change in the value of the Canadian dollar, Australian dollar, Brazilian real, Swiss franc and Japanese yen (which we collectively refer to as the basket A currencies) relative to the U.S. dollar, as measured by each relevant exchange rate, from the pricing date to the fifth business day before maturity, which we refer to as the valuation date, and (ii) the currency basket B return, which is the average percentage change in the value of the European Union euro and the British pound (which we collectively refer to as the basket B currencies) relative to the U.S. dollar, as measured by each relevant exchange rate, during the same period. If the difference between the currency basket A return and the currency basket B return (expressed as a percentage) from the pricing date to the valuation date is greater than zero, the payment you will receive at maturity will equal (a) 95% of your initial investment in the notes plus (b) the product of (i) the aggregate principal amount of all notes you then hold, (ii) the difference between the currency basket A return and the currency basket B return (expressed as a percentage) and (iii) a participation rate of approximately 250% to 270% (to be determined on the pricing date). If the currency basket A return minus the currency basket B return (expressed as a percentage) is less than or equal to zero, the payment you will receive at maturity will equal only 95% of the principal amount of each note you then hold. This will be true even if the return on the basket A currencies is greater than the return on the basket B currencies at one or more times during the term of the notes but the currency basket A return is less than the currency basket B return on the valuation date. Because the amount you receive at maturity is determined by adding the supplemental return amount to 95%, not 100%, of the principal amount of the notes, the supplemental return amount, if any, will be offset by an amount equal to 5% of the principal amount of the notes, or US$50 per US$1,000 note.

The performance of each of the basket A currencies and the basket B currencies (which we collectively refer to as the basket currencies) is measured by its exchange rate. Each exchange rate reflects the number of U.S. dollars that can be exchanged for one unit of the relevant basket currency. Thus, an increase in a basket currency’s exchange rate means that the value of that currency has increased. For example, if the CADUSD exchange rate (that is, the Canadian dollar exchange rate) has increased from 1.00 to 2.00, it means the value of one Canadian dollar (as measured against the U.S. dollar) has increased from US$1.00 to US$2.00. Conversely, a decrease in a basket currency’s exchange rate means that the value of that currency has decreased.

The notes mature on                     , 2009 and do not provide for earlier redemption by you or by us. The notes are a series of unsecured senior debt securities issued by Citigroup Funding. Any payments due on the notes are fully and unconditionally guaranteed by Citigroup Inc., Citigroup Funding’s parent company. The notes will rank equally with all other unsecured and unsubordinated debt of Citigroup Funding, and, as a result of the guarantee, any payments due under the notes, including payment of principal, will rank equally with all other unsecured and unsubordinated debt of Citigroup Inc.

You may transfer the notes only in minimum denominations and integral multiples of US$1,000. You will not have the right to receive physical certificates evidencing your ownership except under limited circumstances. Instead, we will issue the notes in the form of a global certificate, which will be held by the Depository Trust Company or its nominee. Direct and indirect participants in DTC will record beneficial ownership of the notes by individual investors. Accountholders in the Euroclear or Clearstream clearance systems may hold beneficial interests in the notes through the accounts that each of these systems maintains as a participant in DTC. You should refer to “Description of the Notes — Book-Entry System” in the accompanying prospectus supplement and the section “Description of Debt Securities — Book-Entry Procedures and Settlement” in the accompanying prospectus for further information.

Will I Receive Interest on the Notes?

No. We will not make any periodic payments of interest on the notes.

What Will I Receive at Maturity of the Notes?

The notes will mature on                     , 2009. You will receive at maturity, for each US$1,000 principal amount of notes you hold, an amount in cash equal to US$950 plus a supplemental return amount, which may be positive or zero.

How Will the Supplemental Return Amount Be Calculated?

The supplemental return amount will be based on the difference between the currency basket A return and the currency basket B return and will be calculated as follows:

•	If the currency basket A return minus the currency basket B return (expressed as a percentage) is greater than zero, the supplemental return amount per note will equal the product of (i) US$1,000, (ii) the currency basket A return minus the currency basket B return (expressed as a percentage) and (iii) a participation rate of approximately 250% to 270% (to be determined on the pricing date).

•	If the currency basket A return minus the currency basket B return (expressed as a percentage) is less than or equal to zero, the supplemental return amount per note will equal zero.

The currency basket A return will equal the sum of the weighted currency return for each of the basket A currencies, expressed as a percentage. The basket A currencies are the Canadian dollar, Australian dollar, Brazilian real, Swiss franc and Japanese yen.

The currency return for each of the basket A currencies will equal the following fraction:

Ending Exchange Rate – Starting Exchange Rate	×	Allocation Percentage (20%)
Starting Exchange Rate

The currency basket B return will equal the sum of the weighted currency return for each of the basket B currencies, expressed as a percentage. The basket B currencies are the European Union euro and the British pound.

The currency return for each of the basket B currencies will equal the following fraction:

Ending Exchange Rate – Starting Exchange Rate	×	Allocation Percentage (50%)
Starting Exchange Rate

The starting exchange rate for the Canadian dollar, Australian dollar, Brazilian real, Swiss franc, Japanese yen, European Union euro and British pound will equal the CADUSD, AUDUSD, BRLUSD, CHFUSD, JPYUSD, EURUSD and GBPUSD exchange rate, respectively, on the pricing date, each as calculated by the calculation agent or reported, as described below.

The ending exchange rate for the Canadian dollar, Australian dollar, Brazilian real, Swiss franc, Japanese yen, European Union euro and British pound will equal the CADUSD, AUDUSD, BRLUSD, CHFUSD, JPYUSD, EURUSD and GBPUSD exchange rate, respectively, on the valuation date, each as calculated by the calculation agent or reported, as described below.

The EURUSD exchange rate will equal the European Union euro/U.S. dollar exchange rate in the global spot foreign exchange market, expressed as the amount of U.S. dollars per one European Union euro, as reported by Reuters on Page “ECB3”, or any substitute page, on any relevant date.

The CADUSD exchange rate, expressed as the amount of U.S. dollars per one Canadian dollar, will be calculated by the calculation agent by dividing the EURUSD exchange rate by the EURCAD exchange rate, each as reported by Reuters on Page “ECB3,” or any substitute page, on any relevant date. The EURCAD exchange rate will equal the European Union euro/Canadian dollar exchange rate in the global spot foreign exchange market, expressed as the amount of Canadian dollar per one European Union euro, as reported by Reuters on Page “ECB3,” or any substitute page, on any relevant date.

The AUDUSD exchange rate, expressed as the amount of U.S. dollars per one Australian dollar, will be calculated by the calculation agent by dividing the EURUSD exchange rate by the EURAUD exchange rate, each as reported by Reuters on

Page “ECB3,” or any substitute page, on any relevant date. The EURAUD exchange rate will equal the European Union euro/Australian dollar exchange rate in the global spot foreign exchange market, expressed as the amount of Australian dollar per one European Union euro, as reported by Reuters on Page “ECB3,” or any substitute page, on any relevant date.

The BRLUSD exchange rate, expressed as the amount of U.S. dollars per one Brazil real, will be calculated by the calculation agent by dividing the USDBRL exchange rate, expressed as the amount of Brazil real per one U.S. dollar, as reported by Reuters on Page “BRFR,” or any substitute page, on any relevant date by 1.

The CHFUSD exchange rate, expressed as the amount of U.S. dollars per one Swiss franc, will be calculated by the calculation agent by dividing the EURUSD exchange rate by the EURCHF exchange rate, each as reported by Reuters on Page “ECB3,” or any substitute page, on any relevant date. The EURCHF exchange rate will equal the European Union euro/Swiss franc exchange rate in the global spot foreign exchange market, expressed as the amount of Swiss franc per one European Union euro, as reported by Reuters on Page “ECB3,” or any substitute page, on any relevant date.

The JPYUSD exchange rate, expressed as the amount of U.S. dollars per one Japanese yen, will be calculated by the calculation agent by dividing the EURUSD exchange rate by the EURJPY exchange rate, each as reported by Reuters on Page “ECB3,” or any substitute page, on any relevant date. The EURJPY exchange rate will equal the European Union euro/Japanese yen exchange rate in the global spot foreign exchange market, expressed as the amount of Japanese yen per one European Union euro, as reported by Reuters on Page “ECB3,” or any substitute page, on any relevant date.

The GBPUSD exchange, expressed as the amount of U.S. dollars per one British pound, will be calculated by the calculation agent by dividing the EURUSD exchange rate by the EURGBP exchange rate, each as reported by Reuters on Page “ECB3,” or any substitute page, on any relevant date. The EURGBP exchange rate will equal the European Union euro/British pound exchange rate in the global spot foreign exchange market, expressed as the amount of British pound per one European Union euro, as reported by Reuters on Page “ECB3,” or any substitute page, on any relevant date.

If the USDBRL is not so reported on Reuters Page “BRFR,” or any substitute page thereto, or if any of the EURUSD, EURCAD, EURAUD, EURCHF, EURJPY or EURGBP exchange rates is not so reported on Reuters Page “ECB3,” or any substitute page thereto, then the CADUSD, AUDUSD, BRLUSD, CHFUSD, JPYUSD, EURUSD and GBPUSD exchange rates, as applicable, will be calculated on the basis of the arithmetic mean of the applicable spot quotations received by the calculation agent at the relevant time for the purchase or sale for deposits in the relevant currency by the London offices of three leading banks engaged in the interbank market (selected by the calculation agent after consultation with Citigroup Funding) (the “Reference Banks”). If fewer than three Reference Banks provide those spot quotations, then the relevant exchange rate will be calculated on the basis of the arithmetic mean of the applicable spot quotations received by the calculation agent from two leading commercial banks in New York (selected by the calculation agent after consultation with Citigroup Funding), for the purchase or sale for deposits in the relevant currencies. If these spot quotations are available from only one bank, then the calculation agent, in its sole discretion, will determine if such quotation is reasonable. If no spot quotation is available, then the relevant exchange rate will be the rate the calculation agent, in its sole discretion, determines to be fair and reasonable under the circumstances.

For more specific information about the “supplemental return amount,” the “currency basket A return,” the “currency basket B return,” the “currency return” and the determination of exchange rates, please see “Description of the Notes—Supplemental Return Amount” in this pricing supplement.

Where Can I Find Examples of Hypothetical Maturity Payments?

For examples of hypothetical maturity payments, see “Description of the Notes—Hypothetical Maturity Payment Examples” in this pricing supplement.

What Will I Receive if I Sell the Notes Prior to Maturity?

If you choose to sell your notes before maturity, you are not guaranteed to receive 95% of the principal amount of the notes you sell. You should refer to the sections “Risk Factors Relating to the Notes—No Principal Protection Unless You Hold the Notes to Maturity,” “ —The Price at Which You Will Be Able to Sell Your Notes Prior to Maturity Will Depend on a Number of Factors and May Be Substantially Less Than the Amount You Originally Invest” and “—You May Not Be Able to Sell Your Notes if an Active Trading Market for the Notes Does Not Develop” in this pricing supplement for further information. You will receive at least 95% of the principal amount of your notes only if you hold the notes at maturity.

How Have the Basket Currencies Performed Historically?

We have provided graphs showing the daily values of each relevant exchange rate, as reported on Bloomberg, from January 2, 2003 to April 3, 2008, and a table showing the high and low values of each relevant exchange rate for each quarter since the first quarter of 2003. You can find this graph and table in the section “The Basket Currencies and Exchange Rates—Historical Data on the Exchange Rates” in this pricing supplement. We have provided this historical information to help you evaluate the behavior of the value of each basket currency in recent years. However, past performance is not indicative of how the basket currencies will perform in the future.

Can You Tell Me More About the Effect of Citigroup Funding’s Hedging Activity?

We expect to hedge our obligations under the notes through one or more of our affiliates. This hedging activity will likely involve trading in one or more of the basket currencies or in other instruments, such as options, swaps or futures, based on the relevant exchange rates or the basket currencies. The costs of maintaining or adjusting this hedging activity could affect the price at which our affiliate Citigroup Global Markets may be willing to purchase your notes in the secondary market. Moreover, this hedging activity may result in us or our affiliates receiving a profit, even if the market value of the notes declines. You should refer to “Risk Factors Relating to the Notes — The Price at Which You Will Be Able to Sell Your Notes Prior to Maturity Will Depend on a Number of Factors and May Be Substantially Less Than the Amount You Originally Invest” in this pricing supplement, “Risk Factors — Citigroup Funding’s Hedging Activity Could Result in a Conflict of Interest” in the accompanying prospectus supplement and “Use of Proceeds and Hedging” in the accompanying prospectus.

Does ERISA Impose Any Limitations on Purchases of the Notes?

Employee benefit plans and other entities the assets of which are subject to the fiduciary responsibility provisions of the Employee Retirement Income Security Act of 1974, as amended, Section 4975 of the Internal Revenue Code of 1986, as amended, or substantially similar federal, state or local laws, including individual retirement accounts, (which we call “Plans”) will be permitted to purchase and hold the notes, provided that each such Plan shall by its purchase be deemed to represent and warrant either that (A)(i) none of Citigroup Global Markets Inc., its affiliates or any employee thereof is a Plan fiduciary that has or exercises any discretionary authority or control with respect to the Plan’s assets used to purchase the notes or renders investment advice with respect to those assets and (ii) the Plan is paying no more than adequate consideration for the notes or (B) its acquisition and holding of the notes is not prohibited by any such provisions or laws or is exempt from any such prohibition. However, individual retirement accounts, individual retirement annuities and Keogh plans, as well as employee benefit plans that permit participants to direct the investment of their accounts, will not be permitted to purchase or hold the notes if the account, plan or annuity is for the benefit of an employee of Citigroup Global Markets Inc. or a family member and the employee receives any compensation (such as, for example, an addition to bonus) based on the purchase of notes by the account, plan or annuity. Please refer to the section “ERISA Matters” in this pricing supplement for further information.

What Are the U.S. Federal Income Tax Consequences of Investing in the Notes?

Because the notes are contingent payment debt obligations of Citigroup Funding, U.S. holders of a note will be required to include original issue discount (“OID”) for U.S. federal income tax purposes in gross income on a constant yield basis over the term of the note, which yield will be assumed to be % per year, compounded semi-annually. This tax OID (computed at the assumed comparable yield) will be includible in a U.S. holder’s gross income (as ordinary income) over the term of the note (although holders will receive no payments on the notes prior to maturity). The assumed comparable yield is based on a rate at which Citigroup Funding would issue a similar debt obligation with no contingent payments. The amount of the tax OID is calculated based in part on an assumed amount representing all amounts payable on the notes. This assumed amount is neither a prediction nor guarantee of the actual yield of, or payments to be made in respect of, a note. If the amount we actually pay at maturity is, in fact, less than this assumed amount, then a U.S. holder will have recognized taxable income in periods prior to maturity that exceeds that holder’s economic income from holding the note during such periods (with an offsetting ordinary loss). If the amount we actually pay at maturity is, in fact, higher than this assumed amount, then a U.S holder will be required to include such additional amount as ordinary income. If a U.S. holder disposes of the note prior to maturity, the U.S. holder will be required to treat any gain recognized upon the disposition of the note as ordinary income (rather than capital gain). You should refer to “Certain United States Federal Income Tax Considerations” in this pricing supplement for more information.

Will the Notes Be Listed on a Stock Exchange?

No. The notes will not be listed on any exchange.

Can You Tell Me More About Citigroup Inc. and Citigroup Funding?

Citigroup Inc. is a diversified global financial services holding company whose businesses provide a broad range of financial services to consumer and corporate customers. Citigroup Funding is a wholly-owned subsidiary of Citigroup Inc. whose business activities consist primarily of providing funds to Citigroup Inc. and its subsidiaries for general corporate purposes.

What Is the Role of Citigroup Funding’s and Citigroup Inc.’s Affiliates, Citigroup Global Markets Inc. and Citigroup Financial Products Inc.?

Our affiliate, Citigroup Global Markets Inc. is the agent for the offering and sale of the notes. After the initial offering, Citigroup Global Markets and/or other of our affiliated dealers currently intend, but are not obligated, to buy and sell the notes to create a secondary market for holders of the notes, and may engage in other activities described in the section “Plan of Distribution” in this pricing supplement, the accompanying prospectus supplement and prospectus. However, neither Citigroup Global Markets nor any of these affiliates will be obligated to engage in any market-making activities, or continue those activities once it has started them.

Our affiliate, Citigroup Financial Products Inc., will act as calculation agent for the notes. Potential conflicts of interest may exist between Citigroup Financial Products as calculation agent and you as a holder of the notes.

Are There Any Risks Associated With My Investment?

Yes, the notes are subject to a number of risks. Please refer to the section “Risk Factors Relating to the Notes” in this pricing supplement.

RISK FACTORS RELATING TO THE NOTES

An investment in the notes entails significant risks not associated with similar investments in a conventional debt security, including, among other things, fluctuations in the value of the basket currencies relative to the U.S. dollar, and other events that are difficult to predict and beyond our control.

You May Lose a Portion of Your Investment

The amount of the maturity payment will depend on the difference between the currency basket A return and currency basket B return, each of which is the average percentage change of the value of the basket currencies included in each basket relative to the U.S. dollar from the pricing date to the valuation date. Unless the currency basket A return is greater than or equal to the currency basket B return, the payment you receive at maturity will be limited to 95% of the principal amount of your initial investment in the notes, or US$950 for each note you then hold, in which case your investment in the notes will result in a loss. This will be true even if the return on the basket A currencies is greater than the return on the basket B currencies at one or more times during the term of the notes, but the currency basket A return is less than the currency basket B return on the valuation date.

The Use of Returns on Two Baskets of Currencies Instead of a Single Currency Return May Lower the Return on Your Investment

Because the amount of the maturity payment will depend on the difference between the currency basket A return and currency basket B return, any increase in the values of the basket A currencies may be offset by an increase in the values of the basket B currencies, thereby resulting in a lower return or no return on your investment. This may be true even if all the currencies in both baskets increase in value relative to the U.S. dollar. In addition, because both the currency basket A return and currency basket B return will be based on the sum of the weighted currency return for each basket currency included in the basket, a significant change in the value of one or more of the other currencies in the same basket relative to the U.S. dollar may be substantially or entirely offset by an opposite change in the value of one or more of the other currencies in the same basket relative to the U.S. dollar during the term of the notes.

The Supplemental Return Amount will Be Offset

The amount you receive at maturity will be determined by adding the supplemental return amount, if any, to 95%, not 100%, of the principal amount of the notes. Thus, the supplemental return amount, if any, will be offset by an amount equal to 5% of the principal amount of the notes, or US$50 per note.

No Partial Principal Protection Unless You Hold the Notes to Maturity

You will not be entitled to receive at least 95% of the principal amount of your notes unless you hold the notes to maturity. The market value of the notes may fluctuate and, because the notes provide no principal protection prior to maturity, you may receive less than your initial investment if you sell your notes in the secondary market prior to maturity.

The Yield on the Notes May Be Lower Than the Yield On a Standard Debt Security of Comparable Maturity

The notes do not pay any interest. As a result, unless the currency basket A return is greater than or equal to the currency basket B return, your maturity payment will be equal to 95% of your initial investment in the notes and the effective yield on your notes will be less than that which would be payable on a conventional fixed-rate, non-callable debt security of Citigroup Funding of comparable maturity.

You Will Not Receive Any Periodic Payments on the Notes

You will not receive any periodic payments of interest or any other periodic payments on the notes.

The Values of the Basket Currencies and the U.S. Dollar Are Affected by Many Complex Factors

The value of any currency, including the basket currencies and the U.S. dollar, may be affected by complex political and economic factors. The value of each of the basket currencies relative to the U.S. dollar, as measured by the relevant exchange rate, is at any moment a result of the supply and demand for the relevant currencies and changes in the exchange rates result over time from the interaction of many factors directly or indirectly affecting economic and political conditions in Canada, Australia, the Federative Republic of Brazil, Switzerland, Japan, the European Union, Great Britain and the United States, as well as economic and political developments in other countries. Of particular importance are the relative rates of inflation, interest rate levels, the balance of payments and the extent of governmental surpluses or deficits in Canada, Australia, the Federative Republic of Brazil, Switzerland, Japan, the European Union, Great Britain and the United States, all

of which are in turn sensitive to the monetary, fiscal and trade policies pursued by those and other countries important to international trade and finance.

Foreign exchange rates can either be fixed by sovereign governments or floating. Exchange rates of many nations are permitted to fluctuate in value relative to other currencies. However, governments sometimes do not allow their currencies to float freely in response to economic forces. Governments, including those of Canada, Australia, the Federative Republic of Brazil, Switzerland, Japan, the European Union, Great Britain and the United States, use a variety of techniques, such as intervention by their central bank or imposition of regulatory controls or taxes, to affect the exchange rates of their respective currencies. They may also issue a new currency to replace an existing currency or alter the exchange rate or relative exchange characteristics by devaluation or revaluation of a currency. Thus, a special risk in purchasing the notes is that their liquidity, trading value and amounts payable could be affected by the actions of sovereign governments that could change or interfere with theretofore freely determined currency valuations, fluctuations in response to other market forces and the movement of currencies across borders. There will be no adjustment or change in the terms of the notes in the event that exchange rates should become fixed, or in the event of any devaluation or revaluation or imposition of exchange or other regulatory controls or taxes, or in the event of the issuance of a replacement currency or in the event of other developments affecting the basket currencies or the U.S. dollar specifically, or any other currency.

The Price at Which You Will Be Able to Sell Your Notes Prior to Maturity Will Depend on a Number of Factors and May Be Substantially Less Than the Amount You Originally Invest

We believe that the value of the notes in the secondary market will be affected by supply of and demand for the notes, the value of each of the basket currencies relative to the U.S. dollar, as measured by the relevant exchange rate, and a number of other factors. Some of these factors are interrelated in complex ways. As a result, the effect of any one factor may be offset or magnified by the effect of another factor. The following paragraphs describe what we expect to be the impact on the market value of the notes of a change in a specific factor, assuming all other conditions remain constant.

The Basket Currency Exchange Rates. We expect that the market value of the notes at any given time will likely depend substantially on the changes, if any, in the value of each of the basket currencies relative to the U.S. dollar from their respective starting values. For example, increases in the value of one or more of the basket A currencies relative to the U.S. dollar (as measured by an increase in the corresponding exchange rate from its starting value) or decreases in the value of one or more of the basket B currencies relative to the U.S. dollar (as measured by a decrease in the corresponding exchange rate from its starting value) may cause an increase in the market value of the notes because of the expectation that the maturity payment on the notes will increase. Conversely, decreases in the value of one or more of the basket A currencies relative to the U.S. dollar (as measured by a decrease in the corresponding exchange rate from its starting value) or increases in one or more of the basket B currencies relative to the U.S. dollar (as measured by an increase in the corresponding exchange rate from its starting value) may cause a decrease in the market value of the notes because of the expectation that the maturity payment on the notes will decrease. If you choose to sell your notes when the values of the basket A currencies relative to the U.S. dollar have underperformed compared to the values of the basket B currencies relative to the U.S. dollar, you will likely receive less than the amount you originally invested.

The values of the basket currencies relative to the U.S. dollar will be influenced by complex and interrelated political, economic, financial and other factors that can affect the currency markets on which the basket currencies and the U.S. dollar are traded. Some of these factors are described in more detail in “—The Values of the Basket Currencies and the U.S. Dollar Are Affected by Many Complex Factors” above.

Volatility of the Basket Currencies. Volatility is the term used to describe the size and frequency of market fluctuations. If the expected volatility of the value of each of the basket currencies relative to the U.S. dollar changes, as measured by the relevant exchange rate, the market value of the notes may change.

Interest Rates. We expect that the market value of the notes will be affected by changes in U.S. interest rates. In general, if U.S. interest rates increase, the market value of the notes may decrease, and if U.S. interest rates decrease, the market value of the notes may increase. In addition, increases in U.S. interest rates relative to interest rates in the countries issuing the basket A currencies or decreases in the interest rates in the countries issuing the basket A currencies relative to the U.S. interest rates may decrease the future value of the basket A currencies relative to the U.S. dollar, which would generally tend to decrease the value of the notes. Conversely, decreases in U.S. interest rates relative to interest rates in the countries issuing the basket A currencies or increases in interest rates in the countries issuing the basket A currencies relative to U.S. interest rates may increase the future value of the basket A currencies relative to the U.S. dollar, which would generally tend to increase the value of the notes.

Increases in U.S. interest rates relative to interest rates in the countries issuing the basket B currencies or decreases in interest rates in the countries issuing the basket B currencies may decrease the future values of the basket B currencies relative to the U.S. dollar, which would tend to increase the value of the notes. Conversely, decreases in U.S. interest rates relative to interest rates in the countries issuing the basket B currencies or increases in interest rates in the countries issuing the basket B currencies relative to U.S. interest rates may increase the future values of the basket B currencies relative to the U.S. dollar, which would generally tend to decrease the value of the notes. Interest rates may also affect the economies of the countries issuing the basket currencies or of the United States and, in turn, the value of each of the basket currencies relative to the U.S. dollar, as measured by the relevant exchange rate.

Time Premium or Discount. As a result of a “time premium” or “discount,” the notes may trade at a value above or below that which would be expected based on the level of interest rates and the value of the basket currencies relative to the U.S. dollar the longer the time remaining to maturity. A “time premium” or “discount” results from expectations concerning the value of each of the basket currencies relative to the U.S. dollar during the period prior to the maturity of the notes. However, as the time remaining to maturity decreases, this “time premium” or “discount” may diminish, thereby increasing or decreasing the market value of the notes.

Hedging Activities. Hedging activities related to the notes by one or more of our affiliates will likely involve trading in one or more of the basket currencies or in the other instruments, such as options, swaps or futures, based upon one or more of the relevant exchange rates or the basket currencies. This hedging activity could affect the market value of the notes. It is possible that we or our affiliates may profit from our hedging activity, even if the market value of the notes declines. Profit or loss from this hedging activity could affect the price at which Citigroup Funding’s affiliate Citigroup Global Markets may be willing to purchase your notes in the secondary market.

Credit Ratings, Financial Condition and Results. Actual or anticipated changes in Citigroup Funding’s financial condition or results or the credit ratings, financial condition or results of Citigroup Inc. may affect the market value of the notes. The notes are subject to the credit risk of Citigroup Inc., the guarantor of any payments due on the notes.

We want you to understand that the impact of one of the factors specified above may offset some or all of any change in the market value of the notes attributable to another factor.

The Historical Performance of the Basket Currencies Is Not an Indication of the Future Performance of the Basket Currencies

The historical performance of each of the basket currencies relative to the U.S. dollar, as measured by the relevant exchange rate, which is included in this pricing supplement, should not be taken as an indication of the future performance of the relevant exchange rates during the term of the notes. Changes in the value of each basket currency relative to the U.S. dollar will affect the trading price of the notes, but it is impossible to predict whether the value of any of the basket currencies relative to the U.S. dollar will rise or fall.

Even Though Currencies Trade Around-the-Clock, Your Notes Will Not

While the interbank market in foreign currencies is a global, around-the-clock market, your notes will not trade around the clock. Significant price and rate movements may take place in the underlying foreign exchange markets during hours when the notes are not traded that may be reflected when trading hours for the notes commence.

There is no systematic reporting of last-sale information for foreign currencies. Reasonably current bid and offer information is available in certain brokers’ offices, in bank foreign currency trading offices and to others who wish to subscribe to this information, but this information will not necessarily be reflected in the value of the basket currencies relative to the U.S. dollar used to calculate the maturity payment on your notes. There is no regulatory requirement that those quotations be firm or revised on a timely basis. The absence of last-sale information and the limited availability of quotations to individual investors may make it difficult for many investors to obtain timely, accurate data about the state of the underlying foreign exchange markets.

You May Not Be Able to Sell Your Notes if an Active Trading Market for the Notes Does Not Develop

The notes have not been and will not be listed on any exchange. There is currently no secondary market for the notes. Citigroup Global Markets and/or other of Citigroup Funding’s affiliated dealers currently intend, but are not obligated, to make a market in the notes. Even if a secondary market does develop, it may not be liquid and may not continue for the term of the notes. If the secondary market for the notes is limited, there may be few buyers should you choose to sell your notes prior to maturity and this may reduce the price you receive.

Citigroup Financial Products Inc. Is the Calculation Agent, Which Could Result in a Conflict of Interest

Citigroup Financial Products, which is acting as the calculation agent for the notes, is an affiliate of ours. As a result, Citigroup Financial Products’ duties as calculation agent, including with respect to certain determinations and judgments that the calculation agent must make in determining amounts due to you, may conflict with its interest as an affiliate of ours.

DESCRIPTION OF THE NOTES

The description in this pricing supplement of the particular terms of the Notes supplements, and to the extent inconsistent therewith replaces, the descriptions of the general terms and provisions of the debt securities set forth in the accompanying prospectus and prospectus supplement.

General

The Notes Based Upon Two Baskets of Currencies Due 2009 (the “Notes”) are currency-linked securities issued by Citigroup Funding that have a maturity of approximately one and a half years. The Notes pay an amount at maturity that will depend on the difference between (i) the Currency Basket A Return, which is the average percentage change in the value of the Canadian dollar, Australian dollar, Brazilian real, Swiss franc and Japanese yen (collectively, the “Basket A Currencies”) relative to the U.S. dollar, as measured by each relevant exchange rate, from the Pricing Date to the Valuation Date, and (ii) the Currency Basket B Return, which is the average percentage change in the value of the European Union euro and the British pound (collectively, the “Basket B Currencies” and, together with the Basket A Currencies, the “Basket Currencies”) relative to the U.S. dollar, as measured by each relevant exchange rate, during the same period. If the Currency Basket A Return minus the Currency Basket B Return (expressed as a percentage) is greater than zero, the payment you will receive at maturity will equal (a) 95% of your initial investment in the Notes plus (b) the product of (i) the aggregate principal amount of all Notes you then hold, (ii) the difference between the Currency Basket A Return and the Currency Basket B Return (expressed as a percentage) and (iii) a Participation Rate of approximately 250% to 270% (to be determined on the Pricing Date). If the Currency Basket A Return minus the Currency Basket B Return (expressed as a percentage) is less than or equal to zero, the payment you will receive at maturity will equal only 95% of the principal amount of each Note you then hold. This will be true even if the return on the Basket A Currencies is greater than the return on the Basket B Currencies at one or more times during the term of the Notes but the Currency Basket A Return is less than the Currency Basket B Return on the Valuation Date. Because the amount you receive at maturity is determined by adding the Supplemental Return Amount to 95%, not 100%, of the principal amount of the Notes, the Supplemental Return Amount, if any, will be offset by an amount equal to 5% of the principal amount of the Notes, or US$50 per US$1,000 Note.

The performance of each of the Basket Currencies is measured by its exchange rate. Each exchange rate reflects the number of U.S. dollars that can be exchanged for one unit of the relevant Basket Currency. Thus, an increase in a Basket Currency’s exchange rate means that the value of that currency has increased. For example, if the CADUSD exchange rate (that is, the Canadian dollar exchange rate) has increased from 1.00 to 2.00, it means the value of one Canadian dollar (as measured against the U.S. dollar) has increased from US$1.00 to US$2.00. Conversely, a decrease in a Basket Currency’s exchange rate means that the value of that currency has decreased.

The Notes are a series of debt securities issued by Citigroup Funding under the senior debt indenture described in the accompanying prospectus supplement and prospectus and any payments due under the Notes are fully and unconditionally guaranteed by Citigroup Inc. The aggregate principal amount of Notes issued will be US$            (            Notes). The Notes will mature on                     , 2009, will constitute part of the senior debt of Citigroup Funding, and will rank equally with all other unsecured and unsubordinated debt of Citigroup Funding. As a result of the Citigroup Inc. guarantee, any payments due under the Notes, including payment of principal, will rank equally with all other unsecured and unsubordinated debt of Citigroup Inc. The Notes will be issued only in fully registered form and in denominations of US$1,000 per Note and integral multiples thereof.

Reference is made to the accompanying prospectus supplement and prospectus for a detailed summary of additional provisions of the Notes and of the senior debt indenture under which the Notes will be issued.

Interest

We will not make any periodic payments of interest on the Notes.

Payment at Maturity

The Notes will mature on                     , 2009. You will receive at maturity, for each US$1,000 principal amount of Notes you hold, an amount in cash equal to US$950 plus a Supplemental Return Amount, which may be positive or zero.

Supplemental Return Amount

The Supplemental Return Amount will be based on the difference between the Currency Basket A Return and the Currency Basket B Return and will be calculated as follows:

•	If the Currency Basket A Return minus the Currency Basket B Return (expressed as a percentage) is greater than zero, the Supplemental Return Amount per Note will equal the product of (i) US$1,000, (ii) the Currency Basket A Return minus the Currency Basket B Return (expressed as a percentage) and (iii) a Participation Rate of approximately 250% to 270% (to be determined on the Pricing Date).

•	If the Currency Basket A Return minus the Currency Basket B Return (expressed as a percentage) is less than or equal to zero, the Supplemental Return Amount per Note will equal zero.

The Currency Basket A Return will equal the sum of the Currency Returns for each of the Basket A Currencies, expressed as a percentage. The Basket A Currencies are the Canadian dollar, Australian dollar, Brazilian real, Swiss franc and Japanese yen.

The Currency Return for each of the Basket A Currencies will equal the following fraction:

Ending Exchange Rate – Starting Exchange Rate	×	Allocation Percentage (20%)
Starting Exchange Rate

The Currency Basket B Return will equal the sum of the Currency Returns for each of the Basket B Currencies, expressed as a percentage. The Basket B Currencies are the European Union euro and the British pound.

The Currency Return for each of the Basket B Currencies will equal the following fraction:

Ending Exchange Rate – Starting Exchange Rate	×	Allocation Percentage (50%)
Starting Exchange Rate

The Starting Exchange Rate for the Canadian dollar, Australian dollar, Brazilian real, Swiss franc, Japanese yen, European Union euro and British pound will equal the CADUSD, AUDUSD, BRLUSD, CHFUSD, JPYUSD, EURUSD and GBPUSD exchange rate, respectively, on the Pricing Date, each as calculated by the calculation agent or reported, as described below.

The Ending Exchange Rate for the Canadian dollar, Australian dollar, Brazilian real, Swiss franc, Japanese yen, European Union euro and British pound will equal the CADUSD, AUDUSD, BRLUSD, CHFUSD, JPYUSD, EURUSD and GBPUSD exchange rate, respectively, on the Valuation Date, each as calculated by the calculation agent or reported, as described below.

The Pricing Date means the date on which the Notes are priced for initial sale to the public.

The Valuation Date will be the fifth Business Day before maturity.

The EURUSD exchange rate will equal the European Union euro/U.S. dollar exchange rate in the global spot foreign exchange market, expressed as the amount of U.S. dollars per one European Union euro, as reported by Reuters on Page “ECB3”, or any substitute page, for a relevant date.

The CADUSD exchange rate, expressed as the amount of U.S. dollars per one Canadian dollar, will be calculated by the calculation agent by dividing the EURUSD exchange rate by the EURCAD exchange rate, each as reported by Reuters on Page “ECB3,” or any substitute page, on any relevant date. The EURCAD exchange rate will equal the European Union euro/Canadian dollar exchange rate in the global spot foreign exchange market, expressed as the amount of Canadian dollar per one European Union euro, as reported by Reuters on Page “ECB3,” or any substitute page, on any relevant date.

The AUDUSD exchange rate, expressed as the amount of U.S. dollars per one Australian dollar, will be calculated by the calculation agent by dividing the EURUSD exchange rate by the EURAUD exchange rate, each as reported by Reuters on Page “ECB3,” or any substitute page, on any relevant date. The EURAUD exchange rate will equal the European Union euro/Australian dollar exchange rate in the global spot foreign exchange market, expressed as the amount of Australian dollar per one European Union euro, as reported by Reuters on Page “ECB3,” or any substitute page, on any relevant date.

The BRLUSD exchange rate, expressed as the amount of U.S. dollars per one Brazil real, will be calculated by the calculation agent by dividing the USDBRL exchange rate, expressed as the amount of Brazil real per one U.S. dollar, as reported by Reuters on Page “BRFR,” or any substitute page, on any relevant date by 1.

The CHFUSD exchange rate, expressed as the amount of U.S. dollars per one Swiss franc, will be calculated by the calculation agent by dividing the EURUSD exchange rate by the EURCHF exchange rate, each as reported by Reuters on Page “ECB3,” or any substitute page, on any relevant date. The EURCHF exchange rate will equal the European Union euro/Swiss franc exchange rate in the global spot foreign exchange market, expressed as the amount of Swiss franc per one European Union euro, as reported by Reuters on Page “ECB3,” or any substitute page, on any relevant date.

The JPYUSD exchange rate, expressed as the amount of U.S. dollars per one Japanese yen, will be calculated by the calculation agent by dividing the EURUSD exchange rate by the EURJPY exchange rate, each as reported by Reuters on Page “ECB3,” or any substitute page, on any relevant date. The EURJPY exchange rate will equal the European Union euro/Japanese yen exchange rate in the global spot foreign exchange market, expressed as the amount of Japanese yen per one European Union euro, as reported by Reuters on Page “ECB3,” or any substitute page, on any relevant date.

The GBPUSD exchange, expressed as the amount of U.S. dollars per one British pound, will be calculated by the calculation agent by dividing the EURUSD exchange rate by the EURGBP exchange rate, each as reported by Reuters on Page “ECB3,” or any substitute page, on any relevant date. The EURGBP exchange rate will equal the European Union euro/British pound exchange rate in the global spot foreign exchange market, expressed as the amount of British pound per one European Union euro, as reported by Reuters on Page “ECB3,” or any substitute page, on any relevant date.

If the USDBRL is not so reported on Reuters Page “BRFR,” or any substitute page thereto, or if any of the EURUSD, EURCAD, EURAUD, EURCHF, EURJPY or EURGBP exchange rates is not so reported on Reuters Page “ECB3,” or any substitute page thereto, then the CADUSD, AUDUSD, BRLUSD, CHFUSD, JPYUSD, EURUSD and GBPUSD exchange rates, as applicable, will be calculated on the basis of the arithmetic mean of the applicable spot quotations received by the calculation agent at the relevant time for the purchase or sale for deposits in the relevant currency by the London offices of three leading banks engaged in the interbank market (selected by the calculation agent after consultation with Citigroup Funding) (the “Reference Banks”). If fewer than three Reference Banks provide those spot quotations, then the relevant exchange rate will be calculated on the basis of the arithmetic mean of the applicable spot quotations received by the calculation agent from two leading commercial banks in New York (selected by the calculation agent after consultation with Citigroup Funding), for the purchase or sale for deposits in the relevant currencies. If these spot quotations are available from only one bank, then the calculation agent, in its sole discretion, will determine if such quotation is reasonable. If no spot quotation is available, then the relevant exchange rate will be the rate the calculation agent, in its sole discretion, determines to be fair and reasonable under the circumstances.

“Business Day” means any day that is not a Saturday, a Sunday or a day on which the securities exchanges or banking institutions or trust companies in the City of New York are authorized or obligated by law or executive order to close.

Hypothetical Maturity Payment Examples

The examples below show the hypothetical maturity payments to be made on an investment of US$1,000 principal amount of Notes based on various Ending Exchange Rates of the Basket Currencies. The following examples of hypothetical maturity payment calculations are based on the following assumptions:

• Pricing Date: April 23, 2008

• Issue Date: April 28, 2008

• Principal amount: US$1,000 per Note

• Starting Exchange Rate of the CADUSD Exchange Rate:	0.9810

• Starting Exchange Rate of the AUDUSD Exchange Rate:	0.9140

• Starting Exchange Rate of the BRLUSD Exchange Rate:	0.5750

• Starting Exchange Rate of the CHFUSD Exchange Rate:	0.9900

• Starting Exchange Rate of the JPYUSD Exchange Rate:	0.0100

• Starting Exchange Rate of the EURUSD Exchange Rate:	1.5600

• Starting Exchange Rate of the GBPUSD Exchange Rate:	1.9950

•

If the Currency Basket A Return minus the Currency Basket B Return (expressed as a percentage) is greater than zero, the supplemental return amount per Note will equal the product of (i) US$1,000, (ii) the Currency Basket A Return minus the Currency Basket B Return (expressed as a percentage) and (iii) a Participation Rate of 250%.

•	If the Currency Basket A Return minus the Currency Basket B Return (expressed as a percentage) is less than or equal to zero, the Supplemental Return Amount will equal zero.

•	Partial Principal Protection at Maturity: 95% (US$950 per Note)

•	Maturity Date: October 28, 2009

•	The Notes are purchased on the Issue Date and are held through the Maturity Date.

The following examples are for purposes of illustration only and would provide different results if different assumptions were applied. The actual maturity payment will depend on the actual Supplemental Return Amount which, in turn, will depend on the actual Starting Exchange Rate and Ending Exchange Rate of each Basket Currency and the calculation formula of the Supplemental Return Amount.

	Hypothetical Ending Levels							Hypothetical Weighted Currency Return
Example	CAD USD	AUD USD	BRL USD	CHF USD	JPY USD	EUR USD	GBP USD	CAD	AUD	BRL	CHF	JPY	EUR	GBP
1	1.0941	1.0447	0.6218	1.2613	0.005160	1.7907	2.0319	2.306%	2.860%	1.628%	5.481%	-9.670%	7.394%	0.925%
2	1.0208	0.8952	0.5656	0.8616	0.010254	1.6224	1.9716	0.811%	-0.411%	-0.327%	-2.594%	0.529%	2.000%	-0.586%
3	0.9526	0.9635	0.4327	1.0506	0.008218	1.5482	1.9283	-0.579%	1.083%	-4.950%	1.224%	-3.548%	-0.378%	-1.672%
4	0.7375	0.7177	0.4718	0.9290	0.005823	1.7035	1.9234	-4.964%	-4.295%	-3.590%	-1.232%	-8.342%	4.599%	-1.794%
5	0.7803	0.7926	0.4983	1.3776	0.010605	1.6973	1.8047	-4.092%	-2.656%	-2.668%	7.830%	1.231%	4.401%	-4.769%
6	1.0377	0.8619	0.5849	1.0047	0.010850	1.5913	1.9678	1.156%	-1.140%	0.344%	0.297%	1.722%	1.003%	-0.682%
7	0.6949	0.6528	0.4096	1.3955	0.008069	1.3961	1.5006	-5.833%	-5.716%	-5.753%	8.192%	-3.846%	-5.253%	-12.391%
8	0.8629	0.9910	0.4064	0.9222	0.010904	1.2971	1.7947	-2.408%	1.685%	-5.864%	-1.370%	1.830%	-8.426%	-5.020%
9	1.1940	0.8629	0.6175	0.7478	0.009581	1.3700	1.7247	4.343%	-1.118%	1.478%	-4.893%	-0.819%	-6.090%	-6.774%
10	1.1945	1.0863	0.4140	1.1654	0.010217	1.4849	1.8512	4.353%	3.770%	-5.600%	3.543%	0.454%	-2.407%	-3.604%

Example	Hypothetical Basket A Return	Hypothetical Basket B Return	Hypothetical Return Amount	Hypothetical Maturity Payment	Hypothetical Note Return %	Hypothetical Note Return % per annum
1	2.605%	8.319%	$0.00	$950.00	0.00%	0.00%
2	-1.992%	1.414%	$0.00	$950.00	0.00%	0.00%
3	-6.769%	-2.050%	$0.00	$950.00	0.00%	0.00%
4	-22.424%	2.805%	$0.00	$950.00	0.00%	0.00%
5	-0.354%	-0.369%	$0.36	$950.36	0.04%	0.02%
6	2.379%	0.322%	$51.44	$1,001.44	5.14%	3.43%
7	-12.955%	-17.644%	$117.22	$1,067.22	11.72%	7.81%
8	-6.127%	-13.446%	$182.98	$1,132.98	18.30%	12.20%
9	-1.009%	-12.864%	$296.38	$1,246.38	29.64%	19.76%
10	6.521%	-6.011%	$313.30	$1,263.30	31.33%	20.89%

(1) Hypothetical Currency Basket A Return = Sum of	(	Hypothetical Ending Exchange Rate – Hypothetical Starting Exchange Rate	×	Allocation Percentage (20%))
Hypothetical Starting Exchange Rate

        for CADUSD, AUDUSD, BRLUSD, CHRUSD and JPYUSD Exchange Rates.

(2) Hypothetical Currency Basket B Return = Sum of	(	Hypothetical Ending Exchange Rate – Hypothetical Starting Exchange Rate	×	Allocation Percentage (50%))
Hypothetical Starting Exchange Rate

        for EURUSD and GBPUSD Exchange Rates.

(3)	If Hypothetical Currency Basket A Return minus Hypothetical Currency Basket B Return is greater than zero, Hypothetical Supplemental Return Amount = US$1,000 x (Hypothetical Currency Basket A Return – Hypothetical Currency Basket B Return) x Participation Rate of 250%.

If Hypothetical Currency Basket A Return minus Hypothetical Currency Basket B Return is less than or equal to zero, Hypothetical Supplemental Return Amount = US$0

(4)	Hypothetical Maturity Payment per Note = US$950 + Hypothetical Supplemental Return Amount

Redemption at the Option of the Holder; Defeasance

The Notes are not subject to redemption at the option of any holder prior to maturity and are not subject to the defeasance provisions described in the accompanying prospectus under “Description of Debt Securities—Defeasance.”

Default Interest Rate

In case of default in payment at maturity of the Notes, the Notes shall bear interest, payable upon demand of the beneficial owners of the Notes in accordance with the terms of the Notes, from and after the maturity date through the date when payment of the unpaid amount has been made or duly provided for, at the rate of % per annum on the unpaid amount due. If default interest is required to be calculated for a period of less than one year, it will be calculated on the basis of the actual number of days elapsed and a 360-day year consisting of twelve 30-day months.

Paying Agent and Trustee

Citibank, N.A. will serve as paying agent and registrar for the Notes and will also hold the global security representing the Notes as custodian for DTC. The Bank of New York, as successor trustee under an indenture dated as of June 1, 2005, will serve as trustee for the Notes.

Calculation Agent

The calculation agent for the Notes will be Citigroup Financial Products. All determinations made by the calculation agent will be at the sole discretion of the calculation agent and will, in the absence of manifest error, be conclusive for all purposes and binding on Citigroup Funding, Citigroup Inc. and the holders of the Notes. Because the calculation agent is an affiliate of Citigroup Funding and Citigroup Inc., potential conflicts of interest may exist between the calculation agent and the holders of the Notes, including with respect to certain determinations and judgments that the calculation agent must make in determining amounts due to holders of the Notes. Citigroup Financial Products is obligated to carry out its duties and functions as calculation agent in good faith and using its reasonable judgment.

THE BASKET CURRENCIES AND EXCHANGE RATES

General

The Basket A Currencies are the Canadian dollar, Australian dollar, Brazilian real, Swiss franc and Japanese yen and the Basket B Currencies are the European Union euro and the British pound. Exchange rates are used to measure the value of each of the Basket Currencies relative to the U.S. dollar.

The relevant exchange rates are foreign exchange spot rates that measure the relative values of two currencies, the Canadian dollar and the U.S. dollar in the case of the CADUSD exchange rate, the Australian dollar and the U.S. dollar in the case of the AUDUSD exchange rate, the Brazilian real and the U.S. dollar in the case of the BRLUSD exchange rate, the Swiss franc and the U.S. dollar in the case of the CHFUSD exchange rate, the Japanese yen and the U.S. dollar in the case of the JPYUSD exchange rate, the European Union euro and the U.S. dollar in the case of the EURUSD exchange rate and the British pound and the U.S. dollar in the case of the GBPUSD exchange rate. Each exchange rate is expressed as an amount of U.S. dollars that can be exchanged for one unit of the relevant Basket Currency. Thus, an increase in the value of any Basket Currency will cause an increase in its exchange rate, while a decrease in the value of any Basket Currency will cause a decrease in its exchange rate.

The Canadian dollar is the official currency of Canada.

The Australian dollar is the official currency of Australia.

The Brazilian real is the official currency of the Federative Republic of Brazil.

The Swiss franc is the official currency of Switzerland.

The Japanese yen is the official currency of Japan.

The European Union euro is the official currency of the European Union.

The British pound is the official currency of Great Britain.

We have obtained all information in this pricing supplement relating to the Canadian dollar, Australian dollar, Brazilian real, Swiss franc, Japanese yen, European Union euro, British pound and U.S. dollar and the relevant exchange rates from public sources, without independent verification. Currently, the relevant exchange rates are published in The Wall Street Journal and other financial publications of general circulation. However, for purposes of calculating amounts due to holders of the Notes, the value of each Basket Currency relative to the U.S. dollar, as measured by the relevant exchange rate, will be determined as described in “Description of the Notes—Supplemental Return Amount” above.

Historical Data on the Exchange Rates

The following table sets forth, for each of the quarterly periods indicated, the high and low values of each relevant exchange rate, as reported by Bloomberg. The historical data on the relevant exchange rate are not indicative of the future performance of the Basket Currencies or what the value of the Notes may be. Any historical upward or downward trend in any of the relevant exchange rates during any period set forth below is not an indication that the value of the Basket Currencies relative to the U.S. dollar is more or less likely to increase or decrease at any time over the term of the Notes.

Basket A Currencies

	CADUSD Exchange Rate		AUDUSD Exchange Rate		BRLUSD Exchange Rate		CHFUSD Exchange Rate		JPYUSD Exchange Rate
	High	Low	High	Low	High	Low	High	Low	High	Low
2003
Quarter
First	0.6836	0.6390	0.6168	0.5636	0.3053	0.2731	0.7556	0.7114	0.008579	0.008233
Second	0.7491	0.6715	0.6710	0.5941	0.3510	0.2998	0.7789	0.7115	0.008625	0.008267
Third	0.7474	0.7070	0.6820	0.6366	0.3544	0.3253	0.7564	0.7024	0.009047	0.008296
Fourth	0.7780	0.7403	0.7517	0.6806	0.3538	0.3385	0.8107	0.7276	0.009352	0.009000
2004
Quarter
First	0.7859	0.7385	0.7967	0.7305	0.3569	0.3347	0.8197	0.7682	0.009627	0.008915
Second	0.7656	0.7161	0.7653	0.6836	0.3479	0.3120	0.8082	0.7611	0.009639	0.008709
Third	0.7884	0.7486	0.7330	0.6900	0.3498	0.3252	0.8165	0.7784	0.009245	0.008908
Fourth	0.8485	0.7884	0.7911	0.7211	0.3767	0.3467	0.8829	0.7902	0.009773	0.008989
2005
Quarter
First	0.8322	0.7972	0.7953	0.7556	0.3903	0.3620	0.8746	0.8187	0.009800	0.009303
Second	0.8235	0.7873	0.7822	0.7480	0.4255	0.3760	0.8472	0.7791	0.009580	0.009027
Third	0.8582	0.8045	0.7735	0.7399	0.4500	0.4056	0.8126	0.7653	0.009173	0.008827
Fourth	0.8725	0.8357	0.7639	0.7283	0.4623	0.4213	0.7852	0.7549	0.008811	0.008261
2006
Quarter
First	0.8821	0.8488	0.7555	0.7041	0.4747	0.4263	0.7942	0.7579	0.008809	0.008399
Second	0.9122	0.8512	0.7775	0.7168	0.4858	0.4217	0.8334	0.7634	0.009144	0.008422
Third	0.9051	0.8770	0.7705	0.7423	0.4699	0.4507	0.8184	0.7949	0.008784	0.008473
Fourth	0.8941	0.8602	0.7902	0.7440	0.4688	0.4572	0.8392	0.7862	0.008728	0.008360
2007
Quarter
First	0.8667	0.8429	0.8094	0.7717	0.4877	0.4639	0.8298	0.7968	0.008668	0.008193
Second	0.9481	0.8636	0.8502	0.8135	0.5250	0.4883	0.8322	0.8032	0.008494	0.008061
Third	1.0040	0.9265	0.8850	0.7816	0.5438	0.4734	0.8555	0.8196	0.008808	0.008101
Fourth	1.1024	0.9770	0.9375	0.8582	0.5772	0.5405	0.9111	0.8421	0.009290	0.008492
2008
Quarter
First	1.0231	0.9693	0.9428	0.8589	0.5988	0.5464	1.0162	0.8886	0.010341	0.008965
Second (through April 3 )	0.9875	0.9745	0.9118	0.9097	0.5796	0.5703	0.9951	0.9799	0.009940	0.009719

The CADUSD exchange rate appearing on Reuters on Page “ECB3” on April 3, 2008 was 0.9875. The AUDUSD Exchange Rate appearing on Reuters on Page “ECB3” on April 3, 2008 was 0.9098. The BRLUSD exchange rate appearing on Reuters on Page “BRFR” on April 3, 2008 was 0.5796. The CHFUSD exchange rate appearing on Reuters on Page “ECB3” on April 3, 2008, was 0.9797. The JPYUSD Exchange Rate appearing on Reuters on Page “ECB3” on April 3, 2008, was 0.009719.

Basket B Currencies

	EURUSD Exchange Rate		GBPUSD Exchange Rate
	High	Low	High	Low
2003
Quarter
First	1.1080	1.0377	1.6513	1.5574
Second	1.1901	1.0582	1.6824	1.5498
Third	1.1652	1.0783	1.6696	1.5628
Fourth	1.2630	1.1424	1.7920	1.6562
2004
Quarter
First	1.2858	1.2118	1.9057	1.7850
Second	1.2320	1.1802	1.8487	1.7513
Third	1.2412	1.1983	1.8704	1.7733
Fourth	1.3633	1.2267	1.9526	1.7813
2005
Quarter
First	1.3507	1.2762	1.9253	1.8563
Second	1.3077	1.2054	1.9153	1.7935
Third	1.2541	1.1883	1.8478	1.7345
Fourth	1.2144	1.1667	1.7854	1.7090
2006
Quarter
First	1.2294	1.1826	1.7903	1.7227
Second	1.2958	1.2063	1.8969	1.7290
Third	1.2919	1.2482	1.9072	1.8218
Fourth	1.3331	1.2515	1.9770	1.8556
2007
Quarter
First	1.3352	1.2893	1.9902	1.9178
Second	1.3649	1.3287	2.0046	1.9664
Third	1.4180	1.3405	2.0625	1.9809
Fourth	1.4874	1.4037	2.1064	1.9802
2008
Quarter
First	1.5812	1.4482	2.0341	1.9427
Second (through April 3)	1.5660	1.5526	1.9853	1.9824

The EURUSD exchange rate appearing on Reuters on Page “ECB3” on April 3, 2008 was 1.5526. The GBPUSD exchange rate appearing on Reuters on Page “ECB3” on April 3, 2008 was 1.9824.

The following graphs show the daily values of each of the CADUSD, AUDUSD, BRLUSD, CHFUSD, JPYUSD, EURUSD and GBPUSD exchange rates in the period from January 2, 2003 through April 3, 2008 using historical data obtained from Bloomberg. Past movements of the relevant exchange rates are not indicative of future values of the Basket Currencies.

BASKET A CURRENCIES

BASKET B CURRENCIES

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of certain U.S. federal income tax considerations that may be relevant to a beneficial owner of a Note that is a citizen or resident of the United States or a domestic corporation or otherwise subject to U.S. federal income tax on a net income basis in respect of a Note (a “U.S. Holder”). All references to “holders” (including U.S. Holders) are to beneficial owners of the Notes. This summary is based on U.S. federal income tax laws, regulations, rulings and decisions in effect as of the date of this pricing supplement, all of which are subject to change at any time (possibly with retroactive effect).

This summary addresses the U.S. federal income tax consequences to U.S. Holders who are initial holders of the Notes and who will hold the Notes as capital assets. This summary does not address all aspects of U.S. federal income taxation that may be relevant to a particular holder in light of its individual investment circumstances or to certain types of holders subject to special treatment under the U.S. federal income tax laws, such as dealers in securities or foreign currency, financial institutions, insurance companies, tax-exempt organizations or taxpayers holding the Notes as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security” or other integrated investment, and persons whose functional currency is not the U.S. dollar. Moreover, the effect of any applicable state, local or foreign tax laws is not discussed.

Investors should consult their own tax advisors in determining the tax consequences to them of holding the Notes, including the application to their particular situation of the U.S. federal income tax considerations discussed below.

Tax Characterization of the Notes

Citigroup Funding will treat each Note for U.S. federal income tax purposes as a single debt instrument issued by Citigroup Funding that is subject to U.S. Treasury regulations governing contingent debt instruments generally (the “Contingent Debt Regulations”). Each holder, by accepting a Note, agrees to this treatment of the Note and to report all income (or loss) with respect to the Note in accordance with the Contingent Debt Regulations. The remainder of this summary assumes the treatment of each Note as a single debt instrument subject to the Contingent Debt Regulations and the holder’s agreement thereto.

United States Holders

Taxation of Interest. A U.S. Holder of a Note will recognize income (or loss) on a Note in accordance with the Contingent Debt Regulations. The Contingent Debt Regulations require the application of a “noncontingent bond method” to determine accruals of income, gain, loss and deductions with respect to a contingent debt obligation. As described in more detail in the second and third succeeding paragraphs, under the noncontingent bond method, a U.S. Holder of a Note will be required for tax purposes to include in income each year an accrual of interest at the annual computational rate of     %, compounded semi-annually (the “comparable yield”). The comparable yield is based on a rate at which Citigroup Funding could issue a fixed rate debt instrument with terms comparable to those of the Notes and no contingent payments. In addition, solely for purposes of determining the comparable yield pursuant to the Contingent Debt Regulations, a U.S. Holder of a Note will be assumed to be entitled to receive, in respect of each Note, a payment of US$ at maturity (the “Projected Payment Amount”). The Projected Payment Amount is calculated as the amount required to produce the comparable yield, taking into account the Note’s issue price.

The comparable yield and the Projected Payment Amount are used to determine accruals of interest FOR TAX PURPOSES ONLY and are not assurances or predictions by Citigroup Funding with respect to the actual yield of or payment to be made in respect of a Note. The comparable yield and the Projected Payment Amount do not necessarily represent Citigroup Funding’s expectations regarding such yield or the amount of such payment.

Each note will be issued at par. However, there will be original issue discount for U.S. federal income tax purposes (“Tax OID”) because a U.S. Holder must accrue income at the comparable yield. Under the Tax OID rules of the Internal Revenue Code of 1986, as amended (the “Code”), and the Treasury regulations promulgated thereunder, a U.S. Holder of a Note, whether such holder uses the cash or the accrual method of tax accounting, will be required to include as ordinary interest income the sum of the “daily portions” of Tax OID on the Note for all days during the taxable year that the U.S. Holder owns the Note. As a result, U.S. Holders of Notes, including U.S. Holders that employ the cash method of tax accounting, will be required to include amounts in respect of Tax OID accruing on Notes in taxable income each year although holders will receive no payments on the Notes prior to maturity.

The daily portions of Tax OID on a Note are determined by allocating to each day in any accrual period a ratable portion of the Tax OID allocable to that accrual period. In the case of an initial holder, the amount of Tax OID on a Note allocable to each accrual period is determined by multiplying the “adjusted issue price” (as defined below) of a Note at the beginning of the accrual period by the comparable yield of a Note (appropriately adjusted to reflect the length of the accrual period). The “adjusted issue price” of a Note at the beginning of any accrual period will generally be the sum of its issue price and the amount of Tax OID allocable to all prior accrual periods, less the amount of any payments made in all prior accrual periods. Based upon the comparable yield, if a U.S. Holder that employs the accrual method of tax accounting and pays taxes on a calendar year basis buys a Note at original issue for US$1,000 and holds it until maturity, such holder will be required to pay taxes on the following amounts of ordinary income from the Note for each of the following periods: US$ in 2008; and US$ in 2009 (adjusted as described below).

Adjustments to Interest Accruals on the Notes. If, during any taxable year, a U.S. Holder receives actual payments with respect to the Notes that in the aggregate exceed the total amount of projected payments for that taxable year, the U.S. Holder will incur a “net positive adjustment” under the Contingent Debt Regulations equal to the amount of such excess. The U.S. Holder will treat a “net positive adjustment” as additional interest income, which will increase the total amount of Tax OID for that taxable year. Accordingly, the amount of taxable income that a U.S. Holder may be required to report with respect to the Note for a particular year may exceed both the amount of Tax OID and the actual cash payments received.

If a U.S. Holder receives in a taxable year actual payments with respect to the Notes that in the aggregate are less than the amount of projected payments for that taxable year, the U.S. Holder will incur a “net negative adjustment” under the Contingent Debt Regulations equal to the amount of such deficit. This adjustment will reduce the U.S. Holder’s interest income on the Notes for that taxable year, which will decrease the total amount of Tax OID for that taxable year. Accordingly, the amount of taxable income that a U.S. Holder may be required to report with respect to the Note for a particular year may differ significantly both from the amount of Tax OID and the actual cash payments received.

U.S. Holders should be aware that the information statements they receive from their brokers (on an Internal Revenue Service Form 1099) stating accrued original issue discount in respect of the Notes may not take net negative or positive adjustments into account, and thus may overstate or understate the holders’ interest inclusions.

Disposition of the Notes. When a U.S. Holder sells, exchanges, or otherwise disposes of a Note (including upon repayment of the Note at maturity) (a “disposition”), the U.S. Holder generally will recognize gain or loss on such disposition equal to the difference between the amount received by the U.S. Holder for the Note net of any accrued but unpaid interest, which will be treated as such, and the U.S. Holder’s tax basis in the Note. A U.S. Holder’s tax basis in a Note generally will be equal to the U.S. Holder’s original purchase price for such Note, plus any Tax OID accrued by the U.S. Holder (determined without regard to any adjustments to interest accruals described above) and less the amount of any projected payments received by the holder according to the projected payment schedule while holding the Note (without regard to the actual amount paid). Any gain realized by a U.S. Holder on a disposition of a Note generally will be treated as ordinary interest income. Any loss realized by a U.S. Holder on a disposition generally will be treated as an ordinary loss to the extent of the U.S. Holder’s Tax OID inclusions with respect to the Note up to the date of disposition. Any loss realized in excess of such amount generally will be treated as a capital loss.

An individual U.S. Holder generally will be allowed a deduction for any ordinary loss without regard to the two-percent miscellaneous itemized deduction rule of Section 67 of the Code. Any capital loss recognized by a U.S. Holder will be a long-term capital loss if the U.S. Holder has held such Note for more than one year, and a short-term capital loss in other cases. The deductibility of net capital losses is subject to limitations.

Information Reporting and Backup Withholding. Information returns may be required to be filed with the IRS relating to payments made to a particular U.S. Holder of Notes. In addition, U.S. Holders may be subject to backup withholding tax on such payments if they do not provide their taxpayer identification numbers in the manner required, fail to certify that they are not subject to backup withholding tax, or otherwise fail to comply with applicable backup withholding tax rules. U.S. Holders may also be subject to information reporting and backup withholding tax with respect to the proceeds from a sale, exchange, retirement or other taxable disposition of the Notes.

Non-United States Holders

The following is a summary of certain U.S. federal income tax consequences that will apply to Non-U.S. Holders of the Notes. The term “Non-U.S. Holder” means a beneficial owner of a Note that is a foreign corporation or nonresident alien.

Non-U.S. Holders should consult their own tax advisors to determine the U.S. federal, state and local and any foreign tax consequences that may be relevant to them.

Payment with Respect to the Notes. All payments on the Notes made to a Non-U.S. Holder, and any gain realized on a sale, exchange or redemption of the Notes, will be exempt from U.S. income and withholding tax, provided that:

(i) such Non-U.S. Holder does not own, actually or constructively, 10 percent or more of the total combined voting power of all classes of the Citigroup Funding’s stock entitled to vote, and is not a controlled foreign corporation related, directly or indirectly, to Citigroup Funding through stock ownership;

(ii) the beneficial owner of a Note certifies on Internal Revenue Service Form W-8BEN (or successor form), under penalties of perjury, that it is not a U.S. person and provides its name and address or otherwise satisfies applicable documentation requirements; and

(iii) such payments and gain are not effectively connected with the conduct by such Non-U.S. Holder of a trade or business in the United States.

If a Non-U.S. Holder of the Notes is engaged in a trade or business in the United States, and if interest on the Notes is effectively connected with the conduct of such trade or business, the Non-U.S. Holder, although exempt from the withholding tax discussed in the preceding paragraphs, generally will be subject to regular U.S. federal income tax on interest and on any gain realized on the sale, exchange or redemption of the Notes in the same manner as if it were a U.S. Holder. In lieu of the certificate described in clause (ii) of the second preceding paragraph, such a Non-U.S. Holder will be required to provide to the withholding agent a properly executed Internal Revenue Service Form W-8ECI (or successor form) in order to claim an exemption from withholding tax.

Information Reporting and Backup Withholding. In general, a Non-U.S. Holder generally will not be subject to backup withholding and information reporting with respect to payments made with respect to the Notes if such Non-U.S. Holder has provided Citigroup Funding with an Internal Revenue Service Form W-8BEN described above and Citigroup Funding does not have actual knowledge or reason to know that such Non-U.S. Holder is a U.S. person. In addition, no backup withholding will be required regarding the proceeds of the sale of the Notes made within the United States or conducted through certain U.S. financial intermediaries if the payor receives the statement described above and does not have actual knowledge or reason to know that the Non-U.S. Holder is a U.S. person or the Non-U.S. Holder otherwise establishes an exemption.

U.S. Federal Estate Tax. A Note beneficially owned by a Non-U.S. Holder who at the time of death is neither a resident nor citizen of the U.S. should not be subject to U.S. federal estate tax.

PLAN OF DISTRIBUTION

The terms and conditions set forth in the Global Selling Agency Agreement dated April 20, 2006 among Citigroup Funding, Citigroup Inc. and the agents named therein, including Citigroup Global Markets, govern the sale and purchase of the Notes.

Citigroup Global Markets Inc., as principal, has agreed to purchase from Citigroup Funding, and Citigroup Funding has agreed to sell to Citigroup Global Markets, $             principal amount of Notes (     Notes), any payments due on which are fully and unconditionally guaranteed by Citigroup Inc. Citigroup Global Markets proposes to offer some of the Notes directly to the public at market prices prevailing at the time of sale or at prices otherwise negotiated and some of the Notes to certain dealers, including Citicorp Financial Services Corp. a broker-dealer affiliated with Citigroup Global Markets, at the public offering price less a concession not to exceed $7.50 per Note. Citigroup Global Markets may allow, and these dealers may reallow, a concession not to exceed $7.50 per Note on sales to certain other dealers. Financial Advisors employed by Smith Barney, a division of Citigroup Global Markets, will receive a fixed sales commission of $7.50 per Note for each Note they sell. If all of the Notes are not sold at the initial offering price, Citigroup Global Markets may change the public offering price and other selling terms.

The Notes will not be listed on any exchange.

In order to hedge its obligations under the Notes, Citigroup Funding expects to enter into one or more swaps or other derivatives transactions with one or more of its affiliates. You should refer to the section “Risk Factor Relating to the Notes—The Price at Which You Will Be Able to Sell Your Notes Prior to Maturity Will Depend on a Number of Factors and May Be Substantially Less Than the Amount You Originally Invest” in this pricing supplement, “Risk Factors—Citigroup Funding’s Hedging Activity Could Result in a Conflict of Interest” in the accompanying prospectus supplement and the section “Use of Proceeds and Hedging” in the accompanying prospectus.

Citigroup Global Markets is an affiliate of Citigroup Funding. Accordingly, the offering will conform to the requirements set forth in Rule 2720 of the NASD Conduct Rules adopted by the Financial Industry Regulatory Authority. Client accounts over which Citigroup Inc. or its affiliates have investment discretion are not permitted to purchase the Notes, either directly or indirectly.

To the extent the offer of any Notes is made in any Member State of the European Economic Area that has implemented the European Council Directive 2003/71/EC (such Directive, together with any applicable implementing measures in the relevant home Member State under such Directive, the “Prospectus Directive”) before the date of publication of a valid prospectus in relation to the Notes which has been approved by the competent authority in that Member State in accordance with the Prospectus Directive (or, where appropriate, published in accordance with the Prospectus Directive and notified to the competent authority in that Member State in accordance with the Prospectus Directive), the offer (including any offer pursuant to this document) is only addressed to qualified investors in that Member State within the meaning of the Prospectus Directive or has been or will be made otherwise in circumstances that do not require the Citigroup Funding to publish a prospectus pursuant to the Prospectus Directive.

This document is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) to investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). The Notes will only be available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such Notes will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

The Notes are being offered globally for sale in the United States, Europe, Asia and elsewhere where it is lawful to make such offers.

Purchasers of the Notes may be required to pay stamp taxes and other charges in accordance with the laws and practices of the country of purchase in addition to the issue price set forth on the cover page of this document.

The agent or dealer has agreed that it will not offer, sell or deliver any of the Notes, directly or indirectly, or distribute this pricing supplement or the accompanying prospectus supplement or prospectus or any other offering material relating to the Notes, in or from any jurisdiction, except when to the best knowledge and belief of the agent or dealer it is permitted under applicable laws and regulations. In so doing, the agent or dealer will not impose any additional obligations on Citigroup Funding.

The agent or dealer has represented and agreed that:

•	in relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (“Relevant Implementation Date”) it has not made and will not make an offer of Notes to the public in that Relevant Member State prior to the publication of a prospectus in relation to the Notes which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of Notes to the public in that Relevant Member State at any time:

(a)	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b)	to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

(c)	in any other circumstances which do not require the publication by the issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of Notes to the public” in relation to any Notes in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the Notes to be offered so as to enable an investor to decide to purchase or subscribe the Notes, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State;

•	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (the “FSMA”)) received by it in connection with the issue or sale of the Notes in circumstances in which Section 21(1) of the FSMA does not apply to Citigroup Funding or Citigroup Inc.;

•	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the Notes in, from or otherwise involving the United Kingdom;

•	it will not offer or sell any Notes directly or indirectly in Japan or to, or for the benefit of, any Japanese person or to others, for re-offering or re-sale directly or indirectly in Japan or to any Japanese person except under circumstances which will result in compliance with all applicable laws, regulations and guidelines promulgated by the relevant governmental and regulatory authorities in effect at the relevant time. For purposes of this paragraph, “Japanese person” means any person resident in Japan, including any corporation or other entity organized under the laws of Japan;

•	it is aware of the fact that no securities prospectus (Wertpapierprospekt) under the German Securities Prospectus Act (Wertpapierprospektgesetz, the “Prospectus Act”) has been or will be published in respect of the Notes in the Federal Republic of Germany and that it will comply with the Prospectus Act and all other laws and regulations applicable in the Federal Republic of Germany governing the issue, offering and sale of the Notes; and

•	no Notes have been offered or sold and will be offered or sold, directly or indirectly, to the public in France except to qualified investors (investisseurs qualifiés) and/or to a limited circle of investors (cercle restreint d’investisseurs) acting for their own account as defined in article L. 411-2 of the French Code Monétaire et Financier and applicable regulations thereunder; and that the direct or indirect resale to the public in France of any Notes acquired by any qualified investors (investisseurs qualifiés) and/or any investors belonging to a limited circle of investors (cercle restreint d’investisseurs) may be made only as provided by articles L. 412-1 and L. 621-8 of the French Code of Monétaire et Financier and applicable regulations thereunder; and that none of the pricing supplement, the prospectus supplement, the prospectus or any other offering materials relating to the Notes has been released, issued or distributed to the public in France except to qualified investors (investisseurs qualifiés) and/or to a limited circle of investors (cercle restreint d’investisseurs) mentioned above.

This document has not been registered as a prospectus with the Monetary Authority of Singapore under the Securities and Futures Act, Chapter 289 of the Singapore Statutes (the “Securities and Futures Act” or the “Act”). Accordingly, neither this document nor any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the Notes may be circulated or distributed, nor may the Notes be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to the public or any member of the public in Singapore other than in circumstances where the registration of a prospectus is not required and thus only (1) to an institutional investor or other person falling within section 274 of the Securities and Futures Act, (2) to a “relevant person” (as defined in section 275 of the Securities and Futures Act) or to any person pursuant to section 275(1A) of the Securities and Futures Act and in accordance with the conditions specified in section 275 of the Securities and Futures Act, or (3) pursuant to, and in accordance with the conditions of, any other applicable provision of the Securities and Futures Act. No person receiving a copy of this document may treat the same as constituting any invitation to him/her, unless in the relevant territory such an invitation could be lawfully made to him/her without compliance with any registration or other legal requirements or where such registration or other legal requirements have been satisfied. Each of the following relevant persons specified in Section 275 of the Securities and Futures Act who has subscribed for or purchased Notes, namely a person who is:

(a)	a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor, or

(b)	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and of which each beneficiary is an individual who is an accredited investor,

should Note that securities of that corporation or the beneficiaries’ rights and interest in that trust may not be transferred for 6 months after that corporation or that trust has acquired the Notes under Section 275 of the Securities and Futures Act pursuant to an offer made in reliance on an exemption under Section 275 of the Securities and Futures Act unless:

(i)	the transfer is made only to institutional investors, or relevant persons as defined in Section 275(2) of the Act, or arises from an offer referred to in Section 275(1A) of the Act (in the case of a corporation) or in accordance with Section 276(4)(i)(B) of the Act (in the case of a trust)

(ii)	no consideration is or will be given for the transfer; or

(iii)	the transfer is by operation of law.

WARNING TO INVESTORS IN HONG KONG ONLY: The contents of this document have not been reviewed by any regulatory authority in Hong Kong. Investors are advised to exercise caution in relation to the offer. If Investors are in any doubt about any of the contents of this document, they should obtain independent professional advice.

This offer is not being made in Hong Kong, by means of any document, other than (1) to persons whose ordinary business it is to buy or sell shares or debentures (whether as principal or agent); (2) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong (the “SFO”) and any rules made under the SFO; or (3) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong (the “CO”) or which do not constitute an offer to the public within the meaning of the CO.

There is no advertisement, invitation or document relating to the Notes, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to Notes which are or are intended to be disposed of only to persons outside Hong Kong or only to the persons or in the circumstances described in the preceding paragraph.

WARNING TO INVESTORS IN SINGAPORE ONLY: This document has not been registered as a prospectus with the Monetary Authority of Singapore under the Securities and Futures Act, Chapter 289 of the Singapore Statutes (the “Securities and Futures Act”). Accordingly, neither this document nor any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the Notes may be circulated or distributed, nor may the Notes be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to the public or any member of the public in Singapore other than in circumstances where the registration of a prospectus is not required and thus only (1) to an institutional investor or other person falling within section 274 of the Securities and Futures Act, (2) to a relevant person (as defined in section 275 of the Securities and Futures Act) or to any person pursuant to section 275(1A) of the Securities and Futures Act and in accordance with the conditions specified in section 275 of that Act, or (3) pursuant to, and in accordance with the conditions of, any other applicable provision of the Securities and Futures Act. No person receiving a copy of this document may treat the same as constituting any invitation to him/her, unless in the relevant territory such an invitation could be lawfully made to him/her without compliance with any registration or other legal requirements or where such registration or other legal requirements have been complied with. Each of the following relevant persons specified in Section 275 of the Securities and Futures Act who has subscribed for or purchased Notes, namely a person who is:

(a)	a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor, or

(b)	a trust (other than a trust the trustee of which is an accredited investor) whose sole purpose is to hold investments and of which each beneficiary is an individual who is an accredited investor, should note that securities of that corporation or the beneficiaries’ rights and interest in that trust may not be transferred for 6 months after that corporation or that trust has acquired the Notes under Section 275 of the Securities and Futures Act pursuant to an offer made in reliance on an exemption under Section 275 of the Securities and Futures Act unless:

(i)	the transfer is made only to institutional investors, or relevant persons as defined in Section 275(2) of that Act, or arises from an offer referred to in Section 275(1A) of that Act (in the case of a corporation) or in accordance with Section 276(4)(i)(B) of that Act (in the case of a trust);

(ii)	no consideration is or will be given for the transfer; or

(iii)	the transfer is by operation of law.

ERISA MATTERS

Each purchaser of the Notes or any interest therein will be deemed to have represented and warranted on each day from and including the date of its purchase or other acquisition of the Notes through and including the date of disposition of such Notes that either:

(a)	it is not (i) an employee benefit plan subject to the fiduciary responsibility provisions of ERISA, (ii) an entity with respect to which part or all of its assets constitute assets of any such employee benefit plan by reason of C.F.R. 2510.3-101 or otherwise, (iii) a plan described in Section 4975(e)(1) of the Internal Revenue Code of 1986, as amended (the “Code”) (for example, individual retirement accounts, individual retirement annuities or Keogh plans), or (iv) a government or other plan subject to federal, state or local law substantially similar to the fiduciary responsibility provisions of ERISA or Section 4975 of the Code (such law, provisions and Section, collectively, a “Prohibited Transaction Provision” and (i), (ii), (iii) and (iv), collectively, “Plans”); or

(b)	if it is a Plan, either (A)(i) none of Citigroup Global Markets Inc., its affiliates or any employee thereof is a Plan fiduciary that has or exercises any discretionary authority or control with respect to the Plan’s assets used to purchase the Notes or renders investment advice with respect to those assets, and (ii) the Plan is paying no more than adequate consideration for the Notes or (B) its acquisition and holding of the Notes is not prohibited by a Prohibited Transaction Provision or is exempt therefrom.

The above representations and warranties are in lieu of the representations and warranties described in the section “ERISA Matters” in the accompanying prospectus supplement. Please also refer to the section “ERISA Matters” in the accompanying prospectus.

You should rely only on the information contained or incorporated by reference in this pricing supplement and the accompanying prospectus supplement and prospectus. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained or incorporated by reference in this pricing supplement or the accompanying prospectus supplement or prospectus is accurate as of any date other than the date on the front of such document.

Citigroup Funding Inc.

Medium-Term Notes, Series D

US$             principal amount

Notes Based Upon Two Baskets

of Currencies

Due                     , 2009

(US$1,000 Principal Amount per Note)

Any Payments Due from Citigroup Funding Inc.

Fully and Unconditionally Guaranteed

by Citigroup Inc.

Pricing Supplement

                    , 2008

(Including Prospectus Supplement dated

April 13, 2006 and Prospectus dated

March 10, 2006)